
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 11, 2014

<u>Via e-mail</u>
Mr. Simon J. Misselbrook
Chief Financial Officer
Cole Credit Property Trust IV, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, AZ 85016

  RE: **Cole Credit Property Trust IV, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 31, 2014
    File No. 0-54939

Dear Mr. Misselbrook:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Note 4 – Real Estate Acquisitions, page F-16</u>

1. We note that you acquired 248 properties for an aggregate of $1.7 billion and 89 properties for an aggregate of $515 million during 2013 and 2012, respectively. We also note, from your Schedule III, that many of the properties have the same date acquired and that several were acquired within a short period of time. Please clarify if there were any transactions in which more than one property was acquired or if any transactions were similarly related. If so, please tell us how you assessed materiality in the aggregate when individual properties were insignificant and the need for financial statements pursuant to Rule 3-14 of Regulation S-X.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief